Suite 1120, Cathedral Place, 925 West Georgia Street Vancouver, British Columbia, Canada V6C 3L2 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com

To the Securities Regulatory Authorities:

Re:

AURIZON MINES LTD.

Annual General Meeting of Shareholders held on May 12, 2011

REPORT OF VOTING RESULTS OF AURIZON MINES LTD.

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of shareholders (the “Shareholders”) of Aurizon Mines Ltd. (the “Company”) held on
May 12, 2011.  At the Meeting, Shareholders were asked to consider certain annual meeting matters, as set out in the Company’s Management Information Proxy Circular dated April 7, 2011.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1:

Number of Directors

By a vote by way of show of hands, the ordinary resolution to fix the number of directors at nine (9) was passed. The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	124,664,371	99.30%
Votes Against	883,647	0.70%
Total Votes Cast	125,548,018

Item 2:

Election of Directors

By a vote by way of show of hands, the ordinary resolution to elect the following nominees as directors for varying terms was passed:

George Brack
Andre Falzon
Diane M. Francis
Ian S. Walton

The proxies submitted for the Meeting on this matter were as follows:

	Votes In Favour	Votes Withheld	Total Votes Cast	Percentage of Votes For	Percentage of Votes Withheld
George Brack	111,336,370	1,420,529	112,756,899	98.74%	1.26%
Andre Falzon	112,538,043	218,856	112,756,899	99.81%	0.19%
Diane M. Francis	112,473,373	283,526	112,756,899	99.75%	0.25%
Ian S. Walton	91,356,968	21,399,931	112,756,899	81.02%	18.98%

Item 3:

Appointment and Remuneration of Auditors

By a vote by way of show of hands, the ordinary resolution to appoint PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors was passed.

The proxies submitted for the Meeting on this matter were as follows:

	Total Votes	Percentage of Votes Cast
Votes in Favour	124,973,885	99.54%
Votes Withheld	574,052	0.46%
Total Votes Cast	125,547,937

Item 4:

Transact Other Business

There was no other business.

DATED at Vancouver, British Columbia this 16th day of May, 2011.

AURIZON MINES LTD.

By:

/s/____________________________

Julie A. S. Kemp

Corporate Secretary